Exhibit 99.1

Aurora Cannabis Announces Fiscal 2026 Third Quarter Results

NASDAQ | TSX: ACB

•	Expands YoY Total Net Revenue[1] by 7% to $94.2 million, with Global Medical Cannabis Net Revenue[1] Increasing by 12% to a Record $76.2 million
•	Delivers Adjusted EBITDA[1] of $18.5 million and Adjusted Net Income[1] of $7.2 million
•	Generates Free Cash Flow[1] of $15.5 million
•	Maintains Strong Balance Sheet with $154.4 million of Cash[2] and Short-Term Investments, and a Debt-Free Cannabis Business[2]

EDMONTON, AB, Feb. 4, 2026 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, today announced its financial and operational results for the third quarter 2026 period ending December 31, 2025.

"Aurora has established a commanding leadership position within the rapidly expanding, high margin, global medical cannabis market.  We achieved record quarterly net revenue1 of $76.2 million in our global medical cannabis business through double-digit growth internationally, led by Germany and Poland. Adjusted EBITDA1 rose sequentially to $18.5 million and we generated free cash flow1 of $15.5 million. These results validate our focused strategy and reinforce our confidence in the company's future," said Miguel Martin, Executive Chairman and Chief Executive Officer for Aurora.

"Aurora's prioritization of medical cannabis as the industry's most compelling growth area is anchored by our investments in key markets, world-class cultivation and GMP manufacturing facilities, operational efficiencies, cutting-edge science and genetics, and regulatory expertise. Our success in these areas positions us for potential M&A opportunities to expand capacity and further accelerate market opportunities," concluded Mr. Martin.

[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
[2] Cash refers to cash, restricted cash and cash equivalents. Aurora's only remaining debt is non-recourse debt of $62 million relating to Bevo Farms Ltd as detailed in the December 31, 2025 Financial Statements.

Third Quarter 2026 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q3 2026 and Q3 2025 results and are in Canadian dollars)

Consolidated Revenue and Adjusted Gross Profit:
Total net revenue1 was $94.2 million, as compared to $88.2 million in the prior year period. The 7% increase from the prior year period was mainly due to 12% growth in our global medical cannabis business and 27% growth in our plant propagation business, slightly offset by lower quarterly net revenue1 in our consumer cannabis business.

Consolidated adjusted gross margin before fair value adjustments1 was 62% in Q3 2026 and 61% in the prior year period. Adjusted gross profit before FV adjustments1 was $55.6 million in Q3 2026 compared to $52.3 million in the prior year period, an increase of 6%.

Medical Cannabis:
Medical cannabis net revenue1 was $76.2 million, a new record, with a 12% increase from the prior year period, delivering 81% of Aurora's Q3 2026 consolidated net revenue1 and 95% of adjusted gross profit before fair value adjustments1.

The increase in medical cannabis net revenue1 of $8.1 million was primarily due to higher sales in Germany, and Poland, as well as higher revenue in Canada to insurance covered patients related to broader portfolio offerings.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue1 remained consistent at 69% for the three months ended December 31, 2025, compared to the prior year period. The Company's ability to maintain high adjusted gross margins before fair value adjustments1 is primarily due to sustainable cost reductions, higher selling prices, and improved production efficiencies.

Consumer Cannabis:
Aurora's consumer cannabis net revenue1 was $5.2 million, a 48% decrease compared to $9.9 million in the prior year period. The decrease was due to the continued decision to prioritize the supply of GMP manufactured products to the high margin global medical cannabis business rather than the significantly lower margin consumer segment.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 28%, an increase from 26% compared to the prior year period. The increase is primarily due to a shift in sales towards higher margin products.

Plant Propagation:
Plant propagation net revenue1 contributed $11.3 million of net revenue1, a 27% increase compared to $8.9 million in the prior year period. The increase was a result of organic growth and expanded product offerings, both arising from increased capacity.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 16% for Q3 2026 and 40% for the prior year period. The decrease is due to increased contract labour and utilities costs to adjust to production schedules and inventory write-offs of $1.1 million in the current quarter related to surplus plants.

Adjusted Selling, General and Administrative ("Adjusted SG&A"):
Adjusted SG&A1 was $35.8 million in Q3 2026, compared to $31.3 million in the prior year period. The increase compared to the prior year period relates to increased headcount and higher contract labor in Europe and MedReleaf Australia, as well as increased professional fees.

Net Income (Loss):
Net loss from continuing operations for the three months ended December 31, 2025 was $1.7 million compared to a net income of $28.1 million for the prior year period. The decrease in net income from continuing operations of $29.9 million compared to the three months ended December 31, 2024, is comprised of a decrease in gross profit of $28.3 million, an increase in operating expenses of $2.1 million, and a decrease in other expenses of $1.1 million.

Adjusted Net Income:
Adjusted net income1 was $7.2 million for the three months ended December 31, 2025 compared to $7.4 million for the three months ended December 31, 2024. Adjusted net income remained relatively consistent compared to the three months ended December 31, 2024.

Adjusted EBITDA:
Adjusted EBITDA1 was $18.5 million for the three months ended December 31, 2025 compared to $19.4 million for the prior year period.

Strategic Business Update

Following careful evaluation and building on the sustained strong performance of its high margin global medical cannabis business, the Company has made the following strategic decisions, to re-prioritize its resources and focus on further strengthening its global leadership position in this rapidly expanding global medical cannabis market.

Consumer Cannabis

Beginning in Q4 FY26, the Company will be exiting certain markets in the lower margin consumer segment in Canada and will further prioritize the allocation of product and resources to the higher margin global medical cannabis business. Due to the higher sales and marketing costs associated with the consumer segment, this decision is expected to result in lower adjusted SG&A and improved consolidated adjusted gross margins in the coming quarters, with some one-time costs impacting cash flow in Q4 FY26. Following the completion of this strategic initiative, the Company expects to see adjusted EBITDA improvements in the coming quarters.

Plant Propagation

On February 3, 2026, Aurora and its wholly owned subsidiary entered into a definitive agreement with Bevo Agtech Inc. ("Bevo Agtech") and Bevo Farms Ltd. ("Bevo Farms") pursuant to which, among other things, Aurora agreed to exchange all of its common shares of Bevo Agtech for preferred shares (the "Bevo Preferred Shares") of Bevo Agtech (the "Bevo Transaction"). The closing of the Bevo Transaction remains subject to certain conditions, including Bevo Agtech shareholder approval and the consent of Bevo Farms' lender.

As holder of the Bevo Preferred Shares, Aurora will, among other things, be entitled to an annual 5% dividend on the value of the Bevo Preferred Shares and distributions of 30% of eligible Bevo Agtech cashflow (which will increase to 40% following the 15-year anniversary of closing of the Bevo Transaction), which cashflow will first be paid to satisfy any unpaid dividend entitlements on the Bevo Preferred Shares and then be used to redeem the outstanding Bevo Preferred Shares, and 30% of proceeds on a Bevo Agtech liquidation event, including any sale of Bevo Agtech. The remaining eligible Bevo Agtech cash flow and the proceeds on a liquidation event will be distributed to the holders of the common shares of Bevo Agtech. Aurora will also have certain customary preferred shareholder protections such as veto rights on the creation or issuance of shares ranking equal to or senior to the Bevo Preferred Shares. Upon the closing of the Bevo Transaction, the Aurora-nominated directors will resign from the board of Bevo Agtech and its subsidiaries, and Aurora will no longer have any right to appoint directors. Aurora will retain its entitlement to the earnouts of up to $25 million and $15 million related to the Aurora Sky facility in Edmonton, Alberta and Aurora Sun facility in Medicine Hat, Alberta, respectively, both of which are payable upon Bevo Farms successfully achieving certain financial milestones. As a result of the Bevo Transaction, the assets and liabilities of Bevo Agtech will be classified as held-for-sale and remeasured at the lower of their carrying amount and fair value. Any impairment losses which may be recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement will be recognized in the consolidated statements of income (loss) and comprehensive income (loss), and the financial results of Bevo, including comparative periods, will be restated and presented as a discontinued operation, separate from continuing operations. The financial results of Bevo Agtech will no longer be consolidated in Aurora's financial statements subsequent to the closing of the Bevo Transaction.

In addition, on closing of the Bevo Transaction, Aurora will transfer the shareholder loans owing to Aurora by Bevo Farms in exchange for $5.5 million in cash.

The Company believes that these decisions will allow them to maximize the market opportunities in this rapidly expanding, high margin global medical cannabis business.

At-The-Market Equity Program:

Concurrent with the filing of the fiscal 2026 Q3 results, the Company has filed a prospectus supplement establishing a new at-the-market equity program (the "ATM Program") that allows the Company to issue and sell up to U.S. $100 million of common shares in the capital of the Company from treasury to the public, from time to time, at the Company's discretion, through "at-the-market distributions" as defined in National Instrument 44-102, through the NASDAQ Capital Market (the "NASDAQ") or other marketplace in the United States at the prevailing market price at the time of sale. The Company intends to use proceeds raised under the ATM Program, if any, for strategic and accretive purposes only, including for increased cultivation capacity and potential M&A.

Fiscal Full Year 2026 Expectations:

•	Annual global medical cannabis net revenue[1] is expected to increase year over year to between $269M and $281M, driven primarily by 10% to 15% annual growth in the global medical cannabis segment.
•	Plant propagation revenue[1] is expected to perform in line with traditional seasonal trends, as 65% to 75% of revenues are normally earned in the first half of a calendar year.
•	Adjusted gross margins[1] are expected to be strong as we have benefitted from favorable sales mix due to higher global medical cannabis revenue, along with operational efficiencies in our Canadian manufacturing sites.
•	Annual consolidated adjusted EBITDA[1] is anticipated to increase year over year, with an expected range of $52M to $57M for the full fiscal year, representing 5% to 10% annual growth. This expected growth is driven primarily by net revenue[1] increase and industry leading margins in the global medical cannabis business.

Key Quarterly Financial Results

($ thousands)	Three months ended
	December 31, 2025	September 30, 2025	$ Change	% Change	December 31, 2024(3)	$ Change	% Change
Financial Results
Net revenue (1a)	94,191	90,366	3,825	4%	88,198	5,993	7%
Medical cannabis net revenue (1a)	76,245	70,530	5,715	8%	68,149	8,096	12%
Consumer cannabis net revenue (1a)	5,160	6,868	(1,708)	(25%)	9,912	(4,752)	(48%)
Plant propagation revenue	11,300	11,557	(257)	(2%)	8,897	2,403	27%
Adjusted gross margin before FV adjustments on total net revenue (1b)	62%	61%	N/A	1%	61%	N/A	1%
Adjusted gross margin before FV adjustments on total cannabis net revenue (1b)	66%	65%	N/A	1%	63%	N/A	3%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (1b)	69%	69%	N/A	0%	69%	N/A	0%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (1b)	28%	27%	N/A	1%	26%	N/A	2%
Adjusted gross margin before FV adjustments on plant propagation net revenue (1b)	16%	10%	N/A	6%	40%	N/A	(24%)
Adjusted SG&A expense(1d)	35,807	35,547	260	1%	31,262	4,545	15%
Adjusted EBITDA (1c)	18,479	15,372	3,107	20%	19,393	(914)	(5%)
Adjusted net income (1g)	7,216	7,109	107	2%	7,425	(209)	(3%)
Free cash flow (1e)	15,511	(42,274)	57,785	137%	27,364	(11,853)	(43%)

Balance Sheet
Working capital (1f)	299,901	299,729	172	0%	338,741	(38,840)	(11%)
Cannabis inventory and biological assets (2)	191,064	186,905	4,159	2%	206,412	(15,348)	(7%)
Total assets	775,292	756,863	18,429	2%	862,297	(87,005)	(10%)

(1)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of our management's discussion and analysis in the third quarter 2026 period ending December 31, 2025 (the "Q3 MD&A"). Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
	a.	Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
	b.	Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
	c.	Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
	d.	Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
	e.	Refer to the "Liquidity and Capital Resources" section for a reconciliation to the IFRS equivalent.
	f.	"Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
	g.	Refer to "Adjusted Net Income" section for reconciliation to the IFRS equivalent.
(2)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(3)	In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the "Historical Quarterly Results" section of the Annual MD&A.

Conference Call

Aurora will host a conference call today, Wednesday, February 4, 2026, to discuss these results. Miguel Martin, Chief Executive Officer, and Simona King, Chief Financial Officer, will host the call starting at 8:00 a.m. Eastern time | 6:00 a.m. Mountain Time. A question and answer session will follow management's presentation.

DATE:	Wednesday, February 4, 2026
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

About Aurora Cannabis

 Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves both medical and consumer markets across Canada, Europe, Australia, and New Zealand, with a strategic focus on high-margin opportunities and a medical-first approach. Aurora's portfolio of trusted, leading brands includes Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, Tasty's™, and Whistler Cannabis Co.™. The company also holds a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's Q3 fiscal 2026 results; statements under the heading "Fiscal Full Year 2026 Expectations", including, but not limited to, those related to consolidated net revenue, plant propagation revenue, consolidated adjusted gross margins, adjusted EBITDA, and expectations for free cash flow; statements regarding the Company's continued focus on profitable growth; the strategic prioritization of medical cannabis as the industry's most compelling growth area; the Company's leadership in the global medical cannabis market; the Company's strategic decision to scale back the Canadian consumer segment, including timing and impact on EBITDA improvements; new strategic opportunities, including M&A opportunities to expand capacity and accelerate market opportunities; the launch of the ATM and intended use of proceeds, including for strategic and accretive purposes; the Company's plans for its Bevo investment, including closing of the Bevo Transaction; and statements regarding the Company's conference call to discuss results.

These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability of the Company, other Bevo Agtech shareholders and Bevo Agtech to satisfy all conditions precedent for closing of the Bevo Transaction; Bevo Agtech's receipt of necessary third-party approvals to complete the Bevo Transaction, including the consent of Bevo Farms' lender; costs related to the Bevo Transaction; potential negative financial or operational consequences of the Bevo Transaction being delayed or not being completed; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025  (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the FY26 Q3 MD&A is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the U.S. Securities and Exchange Commission's (the "SEC") EDGAR website at www.sec.gov.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Three months ended			Nine months ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Medical cannabis net revenue(1)
Canadian medical cannabis net revenue	28,248	27,879	27,295	83,801	80,681
International medical cannabis net revenue	47,997	42,651	40,854	127,742	95,985
Total medical cannabis net revenue(1)	76,245	70,530	68,149	211,543	176,666

Consumer cannabis net revenue(1)	5,160	6,868	9,912	19,903	31,867

Wholesale bulk cannabis net revenue(1)	1,486	1,411	1,240	4,330	3,610

Total cannabis net revenue(1)	82,891	78,809	79,301	235,776	212,143

Plant propagation revenue	11,300	11,557	8,897	46,804	40,612

Total net revenue(1)	94,191	90,366	88,198	282,580	252,755

(1)	Net revenue is a Non-GAAP Measure and is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q3 MD&A. Refer to the "Cost of Sales and Gross Margin" section of the FY26 Q3 MD&A for a reconciliation to IFRS equivalent.

Adjusted EBITDA

The following is the Company's adjusted EBITDA:

($ thousands)	Three months ended			Nine months ended
	December 31, 2025	September 30, 2025	December 31, 2024(4)	September 30, 2025	December 31, 2024(4)
Net income (loss) from continuing operations	(1,743)	(53,165)	28,110	(74,289)	32,995
Income tax expense (recovery)	164	6,190	(377)	6,351	926
Other expense (income)	3,763	28,381	4,821	31,306	(4,944)
Share-based compensation	(551)	4,969	1,657	6,604	9,144
Depreciation and amortization	7,674	6,833	6,030	20,073	19,148
Business development costs	442	321	819	1,124	2,811
Inventory and biological assets fair value and impairment adjustments	(30)	15,134	(28,311)	29,033	(40,130)
Business transformation costs (1)	7,175	5,869	4,780	19,185	13,013
Non-recurring costs (2)	1,585	840	1,864	5,291	68
Adjusted EBITDA (3)	18,479	15,372	19,393	44,678	33,031

(1)	Business transformation costs include certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, sublease income and costs associated with the retention of certain medical aggregators.
(2)	Non-recurring costs includes inventory count adjustments resulting from inter-site transfers and litigation costs.
(3)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.
(4)	In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the "Historical Quarterly Results" section of the Annual MD&A.

Adjusted Net Income

The following is the Company's adjusted net income (loss):

($ thousands)	Three months ended			Nine months ended
	December 31, 2025	September 30, 2025	December 31, 2024(4)	September 30, 2025	December 31, 2024(4)
Net income (loss) from continuing operations	(1,743)	(53,165)	28,110	(74,289)	32,995
Inventory and biological assets fair value and impairment adjustments	(30)	15,134	(28,311)	29,033	(40,130)
Business development costs	442	321	819	1,124	2,811
Impairment of property, plant and equipment	-	525	567	525	696
Impairment of intangible assets and goodwill	-	31,901	-	31,901	-
Deferred tax expense - impairment of intangible assets and goodwill	-	5,856	-	5,856	-
Business transformation costs (1)	6,962	5,697	4,376	18,573	12,063
Non-recurring costs (2)	1,585	840	1,864	5,291	68
Adjusted net income (3)	7,216	7,109	7,425	18,014	8,503

(1)	Business transformation costs include certain IT project costs, costs associated with the repurposing of Sky and Sun, severance and retention costs in connection with the business transformation plan, and costs associated with the retention of certain medical aggregators.
(2)	Non-recurring costs includes inventory count adjustments resulting from inter-site transfers and litigation costs.
(3)	Adjusted Net Income is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A.
(4)	In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the "Historical Quarterly Results" section of the Annual MD&A.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended			Nine months ended
($ thousands)	December 31, 2025	September 30, 2025	December 31, 2024(2)	December 31, 2025	December 31, 2024(2)
General and administration	25,756	27,464	23,687	81,848	68,705
Sales and marketing	14,864	14,329	13,077	43,648	40,822
Business transformation costs (3)	(4,871)	(6,089)	(5,129)	(16,451)	(14,490)
Non-recurring costs (4)	58	(157)	(373)	(338)	(657)
Adjusted SG&A (1)	35,807	35,547	31,262	108,707	94,380

(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q3 MD&A.
(2)	In connection with the audit of the Annual Financial Statements, the Company noted that inventory and lease obligation were misstated, impacting the interim condensed consolidated financial statements filed during the 2025 fiscal year. Certain balances in the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, September 30, 2024 and December 31, 2024 were adjusted as a result and the amounts shown above reflect such adjustments. Refer to the "Historical Quarterly Results" section of the Annual MD&A.
(3)	Business transformation costs include certain IT project costs, severance and retention costs in connection with the business transformation plan, sublease income and costs associated with the retention of certain medical aggregators.
(4)	Non-recurring costs includes litigation costs.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended			Nine months ended
($ thousands)	December 31, 2025	September 30, 2025	December 31, 2024(3)	December 31, 2025	December 31, 2024(3)
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital	6,113	(3,929)	9,513	(226)	10,924
Changes in non-cash working capital	10,919	(36,445)	20,107	(12,981)	3,263
Net cash provided by (used in) operating activities from continuing operations	17,032	(40,374)	29,620	(13,207)	14,187
Less: maintenance capital expenditures(1)	(1,521)	(1,900)	(2,256)	(4,328)	(6,766)
Free cash flow(2)	15,511	(42,274)	27,364	(17,535)	7,421

(1)	Maintenance capital expenditures are comprised of costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)	Free cash flow is a Non-GAAP Measure and is not a recognized, defined, or a standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q3 MD&A.
(3)	Certain previously reported amounts have been adjusted for a reclassification of restricted cash to cash and cash equivalents as at March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. Refer to the "Historical Quarterly Results" section of the Annual MD&A.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended
	December 31, 2025	September 30, 2025	December 31, 2024
Total current assets	445,836	423,845	488,548
Total current liabilities	(145,935)	(124,116)	(149,807)
Working capital	299,901	299,729	338,741

View original content to download multimedia:https://www.prnewswire.com/news-releases/aurora-cannabis-announces-fiscal-2026-third-quarter-results-302678648.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2026/04/c1765.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com, For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 04-FEB-26